SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

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January 17, 2020

Confidential

Mr. Larry Spirgel

Mr. Jeff Kauten

Mr. Joseph Cascarano

Ms. Inessa Kessman

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dada Nexus Limited (CIK No. 0001793862)

Response to the Staff’s Comments on

Draft Registration Statement on Form F-1

Confidentially Submitted on December 5, 2019

Dear Mr. Spirgel, Mr. Kauten, Mr. Cascarano and Ms. Kessman:

On behalf of our client, Dada Nexus Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 31, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 5, 2019 (the “Draft Registration Statement”).

Securities and Exchange Commission

January 17, 2020

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.

Given that JD Sunflower Investment Limited has 51.8% of the total voting power of the company, please clarify whether the company will be a “controlled company” under the definition of the applicable listing exchange after the offering and provide disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate.

The Company respectfully advises the Staff that, despite the total voting power currently possessed by JD Sunflower Investment Limited, the Company is not a controlled company, as JD Group does not have the right to appoint a majority of the board of directors of the Company pursuant to the Company’s currently effective memorandum and articles of association. In addition, with the anticipated dilution resulting from this offering, it is expected that the Company will not have a shareholder owning a majority of the total voting power of the Company upon the completion of this offering.

Prospectus Summary, page 1

2.	Please quantify the substantial portion of your revenues that are attributable to your business cooperation agreements with related parties.

The Company respectfully advises the Staff that the business cooperation agreement between the Company and JD Group sets forth mainly the framework of cooperation in general terms, without providing specific revenue generating clause. Therefore, no revenue was derived directly from the business cooperation agreement with JD Group. The business cooperation agreement between the Company and Walmart Group sets forth the framework of cooperation and certain revenue generating terms. In response to the Staff’s comment and to afford the investors better understanding about the revenues attributable to related parties, the Company has revised the referenced disclosure on pages 17, 81 and 124 of the Revised Draft Registration Statement to disclose the revenue attributable to each of JD Group and Walmart Group.

Securities and Exchange Commission

January 17, 2020

Conventions that Apply to this Prospectus, page 7

3.

Please disclose any limitations associated with your calculation of your active consumers metric. For example, disclose whether this metric may count certain consumers more than once during a given period based upon whether they set up multiple accounts using different e-mail addresses or whether they place orders from a desktop or mobile device.

The Company respectfully advises the Staff that an active consumer for a specified period refers to a consumer account that placed at least one order on JDDJ during the specified period, regardless of whether the products are sold, delivered or returned. This metric includes those who accessed JDDJ through the Company’s various consumer interfaces including website, mobile applications or social media access portals for embedded mini-programs, and placed orders with a unique JDDJ account. The Company treats each account as a separate consumer for purposes of calculating active consumers, although certain consumers may have set up more than one account. The Company believes the calculation of active consumer is comparable to similarly titled measures adopted by other companies in the industry. In response to the Staff’s comment, the Company has revised the referenced disclosure on page 7 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

Any deterioration in our relationship..., page 16

4.

Please disclose the percentage of ownership held by JD Group and Walmart Group. Also, disclose any material termination provisions in the license agreements with JD Group described in this risk factor.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 16 of the Revised Draft Registration Statement.

Our concentration on a small number of customers..., page 17

5.	Please disclose the percentage of your revenues that are attributable to each of JD Group and Walmart Group.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 17 of the Revised Draft Registration Statement.

Securities and Exchange Commission

January 17, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 79

6.

We note your disclosure related to the key performance metrics “number of orders delivered,” “GMV” and “number of active consumers.” Please revise to provide this metric for each quarter within the periods presented and include a discussion of the trends, expectations and purpose of these metrics as they relate to your business operations and performance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 90 of the Revised Draft Registration Statement to disclose the operating metrics for each of the eight quarters. The Company respectfully advises the Staff that it expects to, corresponding to the quarterly operating metrics, disclose selected financial data of eight quarters from January 1, 2018 to December 31, 2019 in the next submission of the registration statement.

Key Components of Results of Operations, page 81

7.	Please enhance your disclosure to more clearly quantify, identify, and discuss the trends in your related party revenues separately from your non-related party revenues.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 82 of the Revised Draft Registration Statement.

8.	Please revise to discuss quantitatively and qualitatively your reliance on rider incentives and customer discounts and the extent to which your historical practices are indicative of near-term trends.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 82 and 84 of the Revised Draft Registration Statement.

Securities and Exchange Commission

January 17, 2020

Our ability to control operating expenses and enhance operational efficiency, page 81

9.	Please disclose your retention rates for the periods presented and discuss any trends in retention rates for your services.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 81 of the Revised Draft Registration Statement.

Results of Operations, page 86

10.

Please revise your results of operations discussion to provide greater insight to your investors regarding the underlying causes of increases or decreases in the components of net income. For example, when you identify intermediate causes of changes in revenues, such as changes “in order volume of last-mile and intra-city delivery” and “GMV,” please describe in sufficient detail the underlying reasons driving such changes.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 87 and 89 of the Revised Draft Registration Statement.

Critical Accounting Policies, page 97

11.

Please revise to add the consolidation of your VIE as a critical accounting policy and disclose significant judgments used, assumptions made and accounting guidance followed in determining whether you are the primary beneficiary of Shanghai Qusheng and why consolidation of that entity in your consolidated financial statements was appropriate.

In response to the Staff’s comment, the Company has added “Consolidation of VIE” as a critical accounting policy on page 98 and 99 of the Revised Draft Registration Statement.

Industry, page 104

12.	Please disclose the source of the assertions in this section.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 105 of the Revised Draft Registration Statement.

Securities and Exchange Commission

January 17, 2020

Business

Our Strategic Partners, page 122

13.

Please disclose any material termination provisions in your agreements with JD Group and Walmart Group and disclose the percentage of your revenue that is attributable to each of these agreements for the periods presented. Also, clarify whether your agreement with Walmart Group contains any exclusivity provisions. Please file both of these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company respectfully advises the Staff that the business cooperation agreement between the Company and JD Group sets forth mainly the framework of cooperation in general terms, without providing specific revenue generating clause. Therefore, no revenue was derived directly from the business cooperation agreement with JD Group. The business cooperation agreement between the Company and Walmart Group sets forth the framework of cooperation and certain revenue generating terms. In response to the Staff’s comment and to afford the investors better understanding about the revenues attributable to related parties, the Company has revised the referenced disclosure on pages 17, 81 and 124 of the Revised Draft Registration Statement to disclose the revenue attributable to each of JD Group and Walmart Group.

The business cooperation agreement with Walmart Group contains no exclusivity provision.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 123 and 124 of the Revised Draft Registration Statement.

The Company is submitting the business cooperation agreements with JD Group and Walmart Group, respectively, as exhibits to and together with the Revised Draft Registration Statement.

Related Party Transactions

Other Related Party Transactions, page 157

14.	We note that you have extended loans to your Chief Technology Officer, Mr. Jun Yang, for personal use. Please tell us whether this arrangement will continue beyond the completion of this offering.

The Company respectfully advises the Staff that Mr. Jun Yang fully repaid such loan in December 2019, and no such arrangement will continue beyond the completion of this offering. In response to the Staff’s comment, the Company has revised the referenced disclosure on page 158 of the Revised Draft Registration Statement.

Securities and Exchange Commission

January 17, 2020

Underwriting

Lock-Up Agreements, page 190

15.	Please disclose the exceptions to the lock-up agreements.

The Company respectfully advises the Staff that the Company, its directors, officers and shareholders, and the underwriters are still discussing the terms of the lock-up agreements, including exceptions. The Company undertakes to update the disclosure in response to this comment #15 once the form of lock-up agreements is finalized.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

16.

Please revise to show revenue and cost of revenue in accordance with Item 5-03 of Regulation S-X. We note your current presentation only shows cost of goods sold which appears to be a small portion of total cost of revenue. In addition, your line item fulfillment expense appears to include expenses related to cost of revenue.

The Company respectfully advises the Staff that the fulfillment expenses represent costs incurred for the Company’s provision of services primarily related to delivery as disclosed on pages 83, 84 and F-20 of the Revised Draft Registration Statement. In light of the Staff’s comment, the Company noted that the separate presentation of cost of goods sold, which only represents an immaterial portion of the total cost of revenue, could be misleading as investors might confuse it with the total cost of revenue. To avoid any potential confusion and considering the cost of goods sold is immaterial, the Company has combined cost of goods sold and other operating expenses into one line item named “other operating expenses.” The related disclosures on pages 11, 76, 83, 84, 86, F-5, F-20, F-54 of the Revised Draft Registration Statement have been revised accordingly.

Note 1. Organization and Nature of Operations, page F-8

17.

Please revise the table that shows your major subsidiaries and consolidated VIE to include a “Principal activities” column that describes the nature and purpose of the subsidiaries and VIE in the corporate structure of the business.

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 and F-57 of the Revised Draft Registration Statement to include a “Principal activities” column.

Securities and Exchange Commission

January 17, 2020

Note 2.2 Basis of Consolidation, page F-9

18.

We note your disclosure of the contractual agreements that provide the Company with effective control over Shanghai Qusheng. Please clarify how the contractual agreements convey power to direct the activities of the VIE and what those powers entail.

In response to the Staff’s comment, the Company has added the required disclosure on page F-11 of the Revised Draft Registration Statement.

19.

We note that the Exclusive Business Cooperation Agreement between the Company through Dada Glory and the VIE in which the VIE agrees to pay the Company service fees at an amount that “equals to 100% of the net income generated by the VIE.” Please describe in greater detail and clarify how the Exclusive Business Cooperation Agreement also obligates the Company to absorb losses of the VIE that could be significant to the VIE.

The Company respectfully advises the Staff that the share pledge agreement, not the exclusive business cooperation agreement, obligates the Company to absorb losses of the VIE. According to the share pledge agreement, in the event of a breach by the VIE or any of its shareholders of contractual obligations under the series of contractual arrangements related to VIE, then Dada Glory, as the pledgee, will have the right to take possession of and dispose of the pledged equity. Therefore, through the share pledge agreement, the Company, through Dada Glory, has, in substance, an obligation to absorb losses of the VIE that could potentially be significant to the VIE. The Company has provided the clarification in the disclosure added in response to the Staff’s comment No. 18.

20.

Based on your disclosures on pages F-12 and F-57, it appears that your VIE, Shanghai Qusheng, contributes minimal amounts to your consolidated net revenues and loss. Please enhance your disclosure to clarify which subsidiaries own the operations of Dada Now and JDDJ. Also, explain your basis in GAAP for consolidating the subsidiaries that own Dada Now and JDDJ, including if you are able to have direct equity ownership in those PRC entities.

The Company respectfully advises the Staff that the websites and relevant licenses of Dada Now and JDDJ platforms are owned by Shanghai Qusheng and JDDJ Youheng, respectively. These two entities only contributed minimal amount to the Company’s consolidated net revenue and loss because they are only responsible for maintaining the websites of Dada Now and JDDJ, while the majority of operational activities, including developing and implementing service solutions, entering contracts with customers, and providing technical support for platform users, in connection with Dada Now and JDDJ platforms, which are not subject to foreign investment restrictions, are carried out by Dada Glory and Shanghai JDDJ.

Securities and Exchange Commission

January 17, 2020

In response to the Staff’s comment, the Company has clarified its disclosure in the principal activities of each entity on pages F-9 and F-57. Dada Glory and Shanghai JDDJ are subsidiaries wholly owned by the Company and the Company has direct equity ownership in both of them, which is the basis in GAAP for consolidation.

Note 2.17 Revenue Recognition, page F-17

21.

We note your disclosures on page F-17 where you state that you act as an agent when providing delivery services through your platform Dada Now. Please revise to clarify why you “do not have the ability to control related services.” Please specifically disclose if your riders have the ability to accept, decline or ignore the deliver order placed by a customer through your platform. For arrangements where you act as principal, please similarly clarify if riders used to fulfill those delivery needs have the ability to accept, decline or ignore a delivery assignment. See ASC 606-10-55-39.

In response to the Staff’s comment, the Company has revised disclosures related to revenue recognition on pages 99 and F-17 of the Revised Draft Registration Statement.

22.

We note that you provide some of your customers incentives in the form of coupons or volume-based discounts in the provision of delivery services. Please tell us and clarify if you consider the coupons or volume-based discounts as variable consideration and, if so, which method you used to estimate the amount of variable consideration pursuant to ASC 606-10-32-8. Revise to disclose this method in accordance with ASC 606-10-50-20(a).

The Company respectfully advises the Staff that incentives provided to its customers, including volume-based discounts and coupons, are recorded as a reduction of revenue as the Company does not receive a distinct good or service. The volume-based discounts, which have been immaterial, are only provided to other business customers on Dada Now who enter into transactions with the Company where the Company acts as a principal. On the other hand, coupons are only granted to the merchants or individual senders on Dada Now who enter into transactions with the Company where the Company acts as an agent.

Securities and Exchange Commission

January 17, 2020

Principal Transactions

For transactions under which the Company acts as the principal, the Company accounts for volume-based discounts as variable consideration. The Company utilizes the most likely amount method to recognize the amount to be earned in accordance with ASC 606-10-32-8. However, as the volume-based discounts are generally earned over a very short period (i.e., a month), the Company has been able to obtain the incentive amounts earned by the customers at the end of each month and therefore no estimates are included in the Company’s financial statements.

ASC 606-10-32-27 states, “…if consideration payable to a customer is accounted for as a reduction of the transaction price, an entity shall recognize the reduction of revenue when (or as) the later of either of the following events occurs: (a) The entity recognizes revenue for the transfer of the related goods or services to the customer. (b) The entity pays or promises to pay the consideration...”

Therefore, volume-based discounts are recognized as they are earned by the customer as this is the point in time at which the entity promises to pay the consideration to the customer.

Agent Transactions

When the Company is performing services as an agent, each delivery constitutes a separate contract with a customer. As coupons are not granted concurrent with any prior purchase transactions, and as the coupons are simply redeemed at the point in time that a contract is entered, the coupon is applied as a reduction of the transaction price and is fixed at the time of the transaction. Therefore, coupons are not considered variable consideration in transactions where the Company acts as an agent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 101 and F-19 of the Revised Draft Registration Statement.

23.

In regard to your rider incentives, please clarify how you determined that the riders are not also your customers. We note your disclosures indicate that access to your Dada Now technology platform provides riders with services such as delivery order recommendations, route efficiencies and an automated pricing system.

According to ASC 606-10-20, the term “customer” is defined as follows:

A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

Securities and Exchange Commission

January 17, 2020

The Company respectfully advises the Staff that providing access to its Dada Now platform and providing delivery services through its riders on Dada Now are the Company’s normal course of business and therefore are considered outputs of the Company’s ordinary activities. The merchants, individual senders, and other business customers on Dada Now enter into agreements with the Company to use the Company’s platform to meet their delivery needs. The riders also enter into registration agreements with the Company to use its platform. However, it is noted that in accordance with fee and payment terms stipulated in their agreements, only the merchants, individual senders and other business customers are contractually obligated to pay the Company for the use of its platform. In the agreements with the riders, it is explicitly stated that the Company will not charge the riders any fee for using the Company’s platform (i.e., the riders can use the Company’s platform for free).

As the riders are not contractually obligated to pay consideration in any form to the Company for their use of its platform, the riders do not meet the definition of a customer under ASC 606. However, the merchants, individual senders and other business customers do meet all aspects of the definition of a customer for the Company’s services.

In addition, services provided by the Company to the merchants, individual senders and other business customers are explicitly stated in their agreements, including but not limited to internet information services, online transaction processing services, delivery transaction matching and processing, order inquiry and management, pricing advice and consultation, delivery fee collection, and transaction data processing. The rights granted to the riders only include access to the platform and browsing delivery information released on the platform to decide whether to take the order or not, which is for free.

The delivery order recommendations, route efficiencies and pricing system described in the Company’s registration statement represent the Company’s effort in providing timely and quality services to the Company’s customers, not services provided to the riders.

The Company considered the alternative view that both the merchants, individual senders or other business customers, and the riders could be viewed as the Company’s customers.

Agent Transactions with Merchants and Individual Senders

Securities and Exchange Commission

January 17, 2020

As analyzed below, the Company believes this alternative view is not appropriate for the services where the Company acts as an agent for the following reasons:

•

The riders do not meet the definition of a customer under ASC 606. As stated above, the riders are not contractually obligated to pay the Company for their use of the Company’s platform. In the agreements with the riders, it is stated, “For your use of Dada Now, the Company does not charge any commission fee, service fee or management fee from your delivery compensation.” By contrast, the agreements with merchants or individual senders state, “As we incur significant costs in providing platform services to you, once your service request released on Dada Now is accepted by the rider, you are subject to a service fee charged by Dada Now.” It is clear that the riders use the platform for free and are not subject to any fee in any form. The Company has never expected, as evidenced in the agreements with the riders, to receive consideration from the riders for their use of the Company’s platform.

•

In addition, viewing the riders as the Company’s customers does not reflect the substance of the Company’s business. The Company’s on-demand delivery platform has been designed to meet the delivery demands from the merchants or individual senders, not the riders. In the view of the Company, when the Company is acting as an agent, the riders’ role is to enhance the services provided by the overall delivery platform to its customers. The purpose of the Company granting the riders free access to its platform is to have the riders participate in the Company’s platform services. By doing so, the riders enhance the value of the Company’s Dada Now platform, since connecting a delivery request sender to a rider on the platform cannot be completed without the riders’ participation.

In response to the Staff’s comment, the Company has further clarified that the riders are not the Company’s customers on pages 100 and F-18 of the Revised Draft Registration Statement.

Principal Transactions with Other Business Customers

The Company believes an alternative view that both its other business customers and the riders could be viewed as the Company’s customers is not appropriate for the services where the Company acts as a principal. Refer below the response to the Staff’s comment No. 27 related to the customer determination for such services.

Securities and Exchange Commission

January 17, 2020

24.

We note your disclosure on page F-17 that you earn variable amounts from customers and may record a loss from on-demand delivery services where you act as an agent. For each period presented, please quantify these losses and tell us how you determined that these losses should be recorded within fulfillment expenses. Additionally, please describe for us and disclose the variable consideration associated with these and any of your other arrangements with customers, as appropriate. Please refer to ASC 606-10-50-20.

The Company respectfully advises the Staff that the losses from on-demand delivery services where the Company acts as an agent for the years ended December 31, 2017, 2018 and the nine-month period ended September 30, 2019 were RMB338 million, RMB141 million and RMB73 million, respectively.

The losses generated from the Company’s on-demand delivery platform services, under which the Company acts as an agent, arise on transactions where the Company offers customers an up-front fee quote that is less than the amount it is committed to paying riders as the Company recognizes revenue on a net basis. The Company does not note any accounting guidance specific to this situation, and therefore considered the following accounting literature related to negative revenue caused by excess payments to a customer.

FASB TRG Agenda Paper 19 acknowledges that ASC 606 does not specifically address situations in which the entity could potentially recognize negative revenue if it accounts for consideration payable to a customer as a reduction of revenue. The Company believes that in the absence of explicit guidance in ASC 606, it would be acceptable for entities to consider the legacy guidance in ASC 605-50 by analogy and reclassify negative revenue as an expense.1

[1]

In making this determination, the Company has considered Deloitte’s interpretive guidance at their Q&A 6-34 in their A Roadmap to Applying the New Revenue Standard which states, “Although this was included as an issue for discussion in TRG Agenda Paper 19, the TRG did not reach a consensus on whether and, if so, when negative revenue should be reclassified as an expense. In the absence of explicit guidance in ASC 606, it would be acceptable for entities to consider the legacy guidance in ASC 605-50 by analogy and reclassify negative revenue as an expense if certain conditions are met.”

Securities and Exchange Commission

January 17, 2020

Legacy revenue guidance in ASC 605-50 requires an entity to reclassify the cumulative shortfall (i.e., the amount of the payment to a customer in excess of the entity’s cumulative revenue from the customer) from a reduction of revenue to an expense. However, recharacterization as an expense would not be appropriate if a supply arrangement exists and either of the following circumstances also exists:

a. The arrangement provides the vendor with the right to be the provider of a certain type or class of products or services for a specified period of time and it is probable that the customer will order the vendor’s products or services.

b. The arrangement requires the customer to order a minimum amount of vendor products or services in the future, except to the extent that the consideration given exceeds probable future revenue from the customer under the arrangement.

Based on the above and the following considerations, the Company believes it is appropriate to record the losses generated from its on-demand delivery service in expenses, rather than as reduction of revenue:

•

The purpose for the Company to enter into loss transactions is primarily to attract riders to increase delivery capacity. In 2014 when Dada Now Platform first launched, all the on-demand delivery transactions generated losses. In substance, the losses represent expenses incurred for operating the business, rather than contracts with customers;

•

The circumstances where recharacterization as an expense would not be appropriate under ASC 605-50 do not exist. The Company has no short-term or long-term supply or service arrangements with its customers of loss transactions. These are generally one-time arrangements. It is at that customer’s sole discretion whether to order services from the Company in the future;

•

The fact that loss transactions are not related to any other current or past transactions can also be demonstrated by the Company’s pricing system. The Company’s pricing system considers various factors when determining the price charged to the customer and the fee payable to the rider. None of the factors, however, relate to other current or past transactions. In determining pricing, it is irrelevant whether any specific customer or rider has had other transactions with the Company. Therefore, losses do not represent modifications to the transaction price of any other transactions;

•

In addition, historical losses cannot directly relate to any future transactions as the pricing system does not take into consideration any future transactions. The pricing is determined specifically for each delivery transaction at the time of the transaction and has no impact on any future transactions.

Securities and Exchange Commission

January 17, 2020

These losses represent payments to the riders, who enhance the platform services provided by the Company by providing delivery services to the Company’s customers. The primary intention of the losses incurred is to attract riders; increasing rider capacity enhances the delivery platform by making it easier for the Company to fulfill customer needs. Therefore, the Company has recorded the losses generated from the on-demand delivery services in fulfillment expenses. Further, the Company notes that treatment of these losses as fulfillment expenses is consistent with the income statement classification of payments to riders in transactions where the Company acts as the principal (where payments to riders are classified as fulfillment expenses).

In response to the Staff’s comment on the matters described above, the Company has revised its disclosures on pages 99 and F-17 of the Revised Draft Registration Statement.

For on-demand delivery platform services, the net service fee earned by the Company for each transaction could be different, however, the amounts received from customers do not involve variable consideration. The transaction price is fixed at the time a transaction is entered into with a customer based on a computation prepared by the Company’s pricing system. As discussed in the response to the Staff’s comment No. 22, the coupons granted to customers of the Company’s on-demand delivery services are not considered variable consideration.

The Company has considered ASC 606-10-50-20 and revised disclosure; this includes removing the word ‘variable’ when describing these types of on-demand transactions, as the terminology could be seen as confusing. Please see revised disclosure on pages 99 and F-17 of the Revised Draft Registration Statement. With respect to other arrangements with customers, please see the Company’s revised disclosure about variable consideration in its response to the Staff’s comment No. 22.

25.	Please tell us how you considered the guidance in ASC 606-10-55-38 in determining that rider incentives should be classified as fulfillment expenses rather than as a reduction of revenue.

The Company respectfully advises the Staff that its rider incentives are primarily comprised of volume-based cash incentives offered to a rider after the rider completes a specified volume of orders over a predetermined period, usually a very short period (i.e., a week), on Dada Now.

Securities and Exchange Commission

January 17, 2020

Principal Transactions

The Company’s accounting policy is to record volume-based incentives attributable to transactions where the Company acts as a principal as fulfillment expenses. Since the riders are not the Company’s customers as the Company explained in the response to the Staff’s comment No. 23, incentives offered to the riders are accounted for as fulfillment expenses as such incentives represent expenses incurred in exchange for the services provided by the riders. Further, this accounting policy to treat rider incentives as fulfillment expenses is consistent with the Company’s recognition for other amounts paid to riders.

Agent Transactions

The Company’s accounting policy is to record volume-based incentives attributable to the transactions where the Company acts as an agent as a reduction of revenue in accordance with ASC 606-10-55-38 which states, “…An entity’s fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party.” The Company’s revenues recognized on a net basis, and the related volume-based incentives have been immaterial.

In response to the Staff’s comment, the Company has clarified the disclosure on pages 100 and F-18.

26.

We note that your fulfillment expenses include expenses charged by outsourced delivery agencies. Please explain which of your customer arrangements involve the use of outsourced delivery agencies and how your use of these agencies affected your principal or agent determinations. Please refer to ASC 606-10-50-12 and 606-10-55-36 through 55-40.

The Company respectfully advises the Staff that the Company only engages delivery agencies who arrange labors to work as riders for the Company in the Company’s delivery services where it acts as a principal. This is an effort to ensure a stable delivery capacity as the Company guarantees fulfillment of the customers’ delivery needs in such services. Because the Company does not utilize the delivery agencies in arrangements where it acts as an agent, the Company has not included the disclosures required by ASC 606-10-50-12(c) which states, “The nature of the goods or services that the entity has promised to transfer, highlighting any performance obligations to arrange for another party to transfer goods or services (that is, if the entity is acting as an agent).”

Under the arrangements with the delivery agencies, the Company engages the delivery agencies to provide delivery services to the Company’s customers. Generally, the Company negotiates the terms of the delivery services with these agencies, and pays them based on agreed-upon delivery prices upon receipt of their invoices.

Securities and Exchange Commission

January 17, 2020

The Company considered, as follows, whether its agreements with the delivery agencies affect its principal determination when providing delivery services to retailers on JDDJ and other business customers on Dada Now, in accordance with ASC 606-10-55-36 through 55-40.

•

ASC 606-10-55-36 states, “When another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent.” The delivery agencies have no agreements entered with the Company’s customers therefore use of the delivery agencies does not change the terms of the Company’s contracts with its customers. According to the Company’s agreements with retailers and other business customers, the Company is contracted to provide the delivery services, not to arrange for delivery services. Retailers and other business customers understand the party to deliver goods may not be the Company, however, per ASC 606-10-55-39(a), the Company is primarily responsible for fulfilling the promise and guarantees the delivery requests are completed timely. The Company has the ability to direct the contracted delivery agencies to perform delivery services on behalf of the Company, and is ultimately responsible for the acceptability of the services. The Company evaluates whether to continue the arrangement with the delivery agencies based on evaluation of their performance, and determines the delivery agencies to contract with.

•	Per ASC 606-10-55-39(c), the Company has price discretion, as it establishes the price charged to retailers and other business customers for the delivery services.

Based on the above considerations, the Company has concluded that its principal determination in the provision of services to the retailers and other business customers does not change when using the delivery agencies to fulfill its promise.

27.

For arrangements where you act as principal to fulfill the delivery needs of retailers on JDDJ and other business customers on Dada Now, please tell us how you determined who is the customer for these arrangements. Please refer to ASC 606-10-25-1 through 25-8.

The Company respectfully advises the Staff that the Company identified all the revenue generating contracts and evaluated them for appropriate accounting in accordance with ASC 606-10-25. When the Company acts as a principal fulfilling delivery needs of retailers on JDDJ and other business customers on Dada Now, the output of the Company’s ordinary activities is the delivery services provided by the Company through the riders.

Securities and Exchange Commission

January 17, 2020

According to ASC 606-10-20, the term “customer” is defined as follows:

A party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

Pursuant to the agreements entered between the Company and retailers or other business customers, it is the retailers or other business customers that have contracted with the Company to obtain the delivery services. The agreements with retailers on JDDJ provide retailers with two options. Retailers may arrange deliveries to consumers on JDDJ by themselves, or they may engage the Company to provide delivery services on their behalf, which is the option that has been chosen by almost all the retailers. When the Company provides delivery services as engaged by retailers, the Company is responsible for the timely completion of the delivery services in exchange of consideration paid by the retailers. The agreements with other business customers on Dada Now clearly stipulate the delivery service fees payable to the Company and the payment terms for such services. As such, retailers on JDDJ and other business customers on Dada Now meet the definition of a customer as they contract with the Company to obtain the Company’s delivery services in exchange for consideration.

The Company considered whether end consumers on JDDJ or of other business customers could also be viewed as the Company’s customers. As analyzed below, the Company believes this alternative view is not appropriate for the Company’s delivery services as a principal:

Consumers on JDDJ enter into agreements with the Company to obtain access to the JDDJ platform and make purchases. In such agreements, it is clearly stated that the Company is engaged by retailers on JDDJ to provide delivery services on their behalf. In addition, in the agreements with retailers on JDDJ, it is clearly stated that after a consumer pays for an order, which includes all the items the consumer has purchased, including the goods and the delivery service, the sales contract between the consumer and the retailer is formally entered. The Company is not a party to the sales contract, therefore, it is not stated in the order or the invoice issued by retailers to consumers. Consumers are not contractually obligated to pay any fee to the Company. From consumers’ perspective, they purchase both goods and delivery service from retailers on JDDJ. The Company is engaged by retailers on JDDJ, not the consumers, to provide the delivery services. Whether the Company or any other party performs the delivery services for retailers does not make any difference to consumers.

Securities and Exchange Commission

January 17, 2020

In the case of other business customers on Dada Now, the Company has no agreements with their end consumers at all. Unlike consumers on JDDJ, consumers of the other business customers may not even know the involvement of the Company in the delivery services as the only party consumers have contracted to provide goods and services is the business customers of the Company.

Based on the above considerations, the Company has concluded that in the delivery services where it acts as a principal, the only customers are retailers on JDDJ and other business customers on Dada Now.

Note 4. Short-Term Investment, page F-25

28.

Please enhance your definition of “Wealth management product” to clarify the nature, terms and conditions of the investment products, including whether they are accounted for as trading or available-for-sale securities.

In response to the Staff’s comment, the Company has added clarification on page F-14 of the Revised Draft Registration Statement.

15. Ordinary Shares, page F-38

29.

We note that on April 23, 2018, you “issued 7,092,667 ordinary shares for vested restricted share units of the founder and the co-founder.” Tell us how you accounted for this issuance referring to your basis in accounting literature.

The Company respectfully advises the Staff that 7,092,667 ordinary shares were issued in respect of the vested restricted share units to the founder and co-founder and the share-based compensation expense related to the vested restricted share units were recorded over the requisite service period, which was ended prior to 2018, as disclosed in notes of Share-based Compensation. When issuing the ordinary shares for the vested restricted share units, the Company credited ordinary shares and debited additional paid-in capital for the par value in total of $5,000.

Securities and Exchange Commission

January 17, 2020

Note 19. Related Party Transactions, page F-43

30.

Please revise to describe and clarify in further detail the nature and significant terms of your related party transactions with the JD Group and Walmart in light of the material importance of your in-depth collaborations with both related parties. Refer to the ASC 850-10-50-1.

In response to the Staff’s comment, the Company has revised the disclosures of related party transactions on pages F-45 and F-69 of the Revised Draft Registration Statement.

General

31.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Hui Feng, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:	Philip Jiaqi Kuai, Chairman of the Board of Directors and Chief Executive Officer, Dada Nexus Limited

Beck Zhaoming Chen, Chief Financial Officer, Dada Nexus Limited

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP